JULIE A. SMITH

D 214.922.4113 F 214.922.4142

jsmith@hallettperrin.com

May 17, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, DC 20549

Re:	Capview Residential Income – Fund VII, LP Amendment No. 2 to Offering Statement on Form 1-A Filed April 26, 2021 File No. 024-11443

Ladies and Gentlemen:

On behalf of Capview Residential Income – Fund VII, LP (“CRI7”) we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to CRI7 dated May 13, 2021 (the “Comment Letter”) regarding Company’s Offering Statement on Form 1-A (CIK 0001839702) (the “Offering Statement”).

CRI7 is concurrently filing via EDGAR today Amendment No. 3 to the Offering Statement (“Amendment No. 3”), which includes changes to the Offering Statement in response to the Staff’s comments set forth in the Comment Letter, as well as other changes. We have enclosed with this letter a marked copy of Amendment No. 3, which reflects all changes to the Offering Statement.

We understand that the Staff may have additional comments after reviewing Amendment No. 3 and the responses set forth below.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been repeated herein in bold font, with CRI7’s responses immediately following each of the Staff’s comments. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to Amendment No. 3. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 3.

Offering Statement on Form 1-A filed April 26, 2021

Plan of Distribution, page 18

1.

We note your response to prior comment 6. However, in this section you still state that the General Partner will accept or reject any subscription received within three months of its receipt of a completed Subscription Agreement and the funds to purchase the Units being acquired. Please clarify how often you intend to hold closings on a rolling basis.

Response: CRI7 has revised the disclosure on page 18 and elsewhere in Amendment No. 3 to clarify that it does not intend to conduct a delayed offering but, instead, intends to commence the offering promptly (and within two calendar days) after the offering circular has been qualified. CRI7 intends to make the offering on a continuous basis and expects the Units to be offered and sold within two years from the initial qualification date

Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate and Commodities

May 17, 2021

Exhibits

2.

We note your response to prior comment 3. Please revise the subscription agreement to clearly state that the provisions do not apply to federal securities law claims or revise consistent with comment 3.

Response: In response to the Staff’s comment, CRI7 has further clarified the jurisdiction and venue provision in the subscription agreement attached as Appendix A to Amendment No. 3 to clearly provide that such provisions do not apply to federal securities laws claims.

3.

We note your response to prior comment 13. Please revise your offering circular to provide disclosure regarding your assumed return on investment and provide support for the assumptions contained in your response.

Response: In response to the Staff’s comment, CRI7 has removed the information regarding returns on investment from the testing the water materials and have filed the revised materials as Exhibits 13.1 and 13.2 to Amendment No. 3.

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 922-4113 or by email at jsmith@hallettperrin.com.

Sincerely,

Hallett & Perrin, P.C.

By:	/s/ Julie A. Smith
Julie A. Smith

Enclosure

cc:	John Hammill, Chief Executive Officer, Capview Partners, LLC
Kevin Connelly, Chief Financial Officer, Capview Partners, LLC